UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13D-2(A)

(Amendment No. 2)

Bravo Brio Restaurant Group, Inc.
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
10567B 109
(CUSIP Number)
Bruckmann, Rosser, Sherrill & Co. II, L.P.
c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street, 29th Floor
New York, NY 10022
(212) 521-3799

BRSE, L.L.C.
c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street, 29th Floor
New York, NY 10022
(212) 521-3799

Copy to:

Carmen J. Romano, Esq.
James A. Lebovitz, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 14, 2011
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number	10567B 109

1.	NAME OF REPORTING PERSON Bruckmann, Rosser, Sherrill & Co. II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP Number	10567B 109

1.	NAME OF REPORTING PERSON BRSE, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on November 5, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 thereto filed April 8, 2011, relating to the common shares, no par value per share (“Issuer Common Shares”), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (“BBRG” or the “Issuer”). The address of the principal executive office of the Issuer is 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212. The purpose of this Amendment No. 2 to Schedule 13D is primarily to report a change in the share ownership as a result of the Reporting Persons’ ceasing to hold voting power with respect to 2,281,061 Issuer Common Shares previously sold by the Reporting Persons in an underwritten public offering (the “Follow-On Offering”) pursuant to the Issuer’s Registration Statement on Form S-1 (File No. 333-172642), as amended, that was consummated on April 1, 2011. The Reporting Persons had retained voting power with respect to such shares for purposes of the Issuer’s 2011 Annual Meeting of Shareholders held on April 14, 2011 because the Reporting Persons owned such shares on February 14, 2011, the record date for the Annual Meeting. This Amendment No. 2 to Schedule 13D constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Persons.
     Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 2 to Schedule 13D shall have the meaning ascribed to them in the Schedule 13D.
     Except as specifically set forth herein, the Schedule 13D remains unmodified.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          (a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 thereof are incorporated herein by reference.
           (c) On April 1, 2011, Stephen C. Sherrill, one of the managers of BRSE L.L.C, purchased 100,000 Issuer Common Shares from the Underwriters at a sale price of $16.25 per share in the Follow-On Offering. Except as described above and herein, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof has engaged in any transaction during the past 60 days involving Issuer Common Shares.
          (d) Not applicable.
          (e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of Issuer Common Shares on April 1, 2011; however, the Reporting Persons retained voting power over 2,281,061 Issuer Common Shares for purposes of the Issuer’s 2011 Annual Meeting of Shareholders held on April 14, 2011 because the Reporting Persons owned such shares on February 14, 2011, the record date for the Annual Meeting. The Reporting Persons ceased to hold voting power with respect to such Issuer Common Shares following the Annual Meeting.
          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Issuer Common Shares referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of November 5, 2011, by and between Bruckmann, Rosser, Sherrill & Co. II, L.P. and BRSE, L.L.C. (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on November 5, 2011).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.
By:	BRSE, L.L.C., as its General Partner

By:	/s/ Stephen C. Sherrill
	Name:	Stephen C. Sherrill
	Title:	Manager

BRSE, L.L.C.
By:	/s/ Stephen C. Sherrill
	Name:	Stephen C. Sherrill
	Title:	Manager

Dated: April 29, 2011

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of November 5, 2011, by and between Bruckmann, Rosser, Sherrill & Co. II, L.P. and BRSE, L.L.C. (incorporated by reference from Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on November 5, 2011).